UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September and October 2023

Commission File Number: 000-55539

TRILLION ENERGY INTERNATIONAL INC.
(Translation of registrant’s name into English)

Suite 700, 838 West Hastings Street
Vancouver, BC, V6C 0A6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
☒ Form 20-F ☐ Form 40-F

On September 14, 2023, Trillion Energy International Inc. (“Trillion” or the “Company”) issued the news release filed herewith as exhibit 99.1 announcing a consolidation of its outstanding common shares on the basis of five (5) pre-consolidation common shares for one (1) post-consolidation common share (including convertible debentures, options and warrants) and conditional listing approval for the TSX Venture Exchange.

On October 5, 2023, Trillion issued the news release filed herewith as exhibit 99.2 announcing entering into a contract for acquisition of 2D seismic data and commencement of the oil exploration seismic program for the first of the three Cudi-Gabar oil farm-in blocks.

Exhibit No.

99.1	News Release dated September 14, 2023
99.2	News Release dated October 5, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRILLION ENERGY INTERNATIONAL INC.

/s/ Arthur Halleran
Arthur Halleran
President, Chief Executive Officer, Director

October 5, 2023